SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

WISDOM HOMES OF AMERICA, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
 (Title of Class of Securities)
97717U103
 (CUSIP Number)
Michael Woloshin
1858 Pleasantville Road
Suite 110
Briarcliff Manor, NY 10510
(914) 224-7147
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 15, 2015
 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No. 97717U103	Schedule 13D	Page 2 of 7 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Cicero Consulting Group, LLC  EIN# 46-5696180(1)______________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[X]
(b)[   ]
_____________________________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__OO________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware___________________________________________________________________________________
7    SOLE VOTING POWER
NUMBER OF
SHARES_______________________________________________________________________
BENEFICIALLY  8    SHARED VOTING POWER
OWNED BY
EACH____5,770,000(2)_______________________________________________________
REPORTING    9    SOLE DISPOSITIVE POWER
PERSON WITH
_______________________________________________________________________
10   SHARED DISPOSITIVE POWER

________________________ _5,770,000(2)_________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____5,770,000(2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%_________________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__OO________________________________________________________________________________________

(1) Michael Woloshin and Joseph Abrams are the managing members of Cicero Consulting Group, LLC.

(2) Cicero Consulting Group, LLC beneficially owns 5,770,000 shares of common stock of Wisdom Homes of America, Inc., par value $0.001, representing approximately 9.9% of the outstanding shares of Common Stock as of the date of this report.  On September 15, 2014, Cicero Consulting Group, LLC was issued 3,333,333 common shares pursuant to a Consulting Agreement dated September 8, 2014, and on April 15, 2015, Cicero Consulting Group, LLC was issued 2,436,667 common shares pursuant to an Amendment to the Consulting Agreement dated February 18, 2015.

CUSIP No. 97717U103	Schedule 13D	Page 3 of 7 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Michael Woloshin (1)___________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [X]
(b) [   ]
_____________________________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__AF________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America_______________________________________________________________________

7    SOLE VOTING POWER
NUMBER OF
SHARES_______________________________________________________________________
BENEFICIALLY  8    SHARED VOTING POWER
OWNED BY
EACH____5,770,000 (2)________________________________________________________
REPORTING    9    SOLE DISPOSITIVE POWER
PERSON WITH
_______________________________________________________________________
10   SHARED DISPOSITIVE POWER

________________________ _5,770,000(2)_________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____5,770,000(2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%_________________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__PN________________________________________________________________________________________

(1) Michael Woloshin and Joseph Abrams are the managers of Cicero Consulting Group, LLC.

(2) Cicero Consulting Group, LLC beneficially owns 5,770,000 shares of common stock of Wisdom Homes of America, Inc., par value $0.001, representing approximately 9.9% of the outstanding shares of Common Stock as of the date of this report.  On September 15, 2014, Cicero Consulting Group, LLC was issued 3,333,333 common shares pursuant to a Consulting Agreement dated September 8, 2014, and on April 15, 2015, Cicero Consulting Group, LLC was issued 2,436,667 common shares pursuant to an Amendment to the Consulting Agreement dated February 18, 2015.

CUSIP No. 97717U103	Schedule 13D	Page 4 of 7 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Joseph Abrams (1)___________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[X]
(b)[   ]
_____________________________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__AF________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America_______________________________________________________________________
7    SOLE VOTING POWER
NUMBER OF
SHARES_______________________________________________________________________
BENEFICIALLY8    SHARED VOTING POWER
OWNED BY
EACH____5,770,000(2)________________________________________________________
REPORTING9    SOLE DISPOSITIVE POWER
PERSON WITH
_______________________________________________________________________
10   SHARED DISPOSITIVE POWER

________________________ _5,770,000(2)_________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____5,770,000(2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%_________________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__PN________________________________________________________________________________________

(1) Michael Woloshin and Joseph Abrams are the managers of Cicero Consulting Group, LLC

(2) Cicero Consulting Group, LLC beneficially owns 5,770,000 shares of common stock of Wisdom Homes of America, Inc., par value $0.001, representing approximately 9.9% of the outstanding shares of Common Stock as of the date of this report.  On September 15, 2014, Cicero Consulting Group, LLC was issued 3,333,333 common shares pursuant to a Consulting Agreement dated September 8, 2014, and on April 15, 2015, Cicero Consulting Group, LLC was issued 2,436,667 common shares pursuant to an Amendment to the Consulting Agreement dated February 18, 2015.

CUSIP No. 97717U103	Schedule 13D	Page 5 of 7 Pages

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.001 par value (the "Common Stock"), of Wisdom Homes of America, Inc., (the "Issuer").  The address of the Issuer's principal executive office is 500 North Northeast Loop 323, Tyler, TX 75708.

Item 2.  Identity and Background.

     (a)     (a) This statement is being filed on behalf of Cicero Consulting Group, LLC, a Delaware Limited Liability Company and its Managing Members Michael Woloshin and Joseph Abrams (each of the foregoing, a "Reporting Person" and collectively, "Reporting Persons").  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is attached hereto as Exhibit 1.

     (b) The address of the Reporting Persons is 1858 Pleasantville Road, Suite 110, Briarcliff Manor, NY 10510.

     (c) The principal business of Cicero Consulting Group, LLC is that of providing business consulting services.  Michael Woloshin and Joseph Abrams are the Managing Members of Cicero Consulting Group, LLC.

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Cicero Consulting Group, LLC is organized under the laws of the state of Delaware.  Michael Woloshin and Joseph Abrams are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The purchase price of the shares of common stock being reported was an aggregate of $394,933, which was provided in consulting services.  Cicero Consulting Group, LLC acquired the shares of Common Stock owned as of the date hereof pursuant to a Consulting Agreement dated September 8, 2014 and an Amendment to the Consulting Agreement dated February 18, 2015.  Other than as is listed herein, there have been no transactions involving Cicero Consulting Group, LLC during the previous 60 days.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Persons pursuant to a Funding Agreement for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change their plan and intentions at any time as they deem appropriate.

     (b) – (j) None.

CUSIP No. 97717U103	Schedule 13D	Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Cicero Consulting Group, LLC beneficially owns 5,770,000 Common Shares, which equates to 9.9% of the outstanding shares of the Issuer.

     (b) Each of the Reporting Persons may be deemed to share voting power and dispositive power with respect to the 5,770,000 shares of Common Stock reported herein.

     (c) None.

     (d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on April 18, 2014, with respect to the joint filing of this Statement and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Wisdom Homes of America, Inc.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement as of April 18, 2014, by and among Cicero Consulting Group, LLC, Michael Woloshin and Joseph Abrams.

CUSIP No. 97717U103	Schedule 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2015

Cicero Consulting Group, LLC

/s/ Michael Woloshin_____
Name: Michael Woloshin
Title: Managing Member

/s/ Joseph Abrams_____
Name: Joseph Abrams
Title: Managing Member

MICHAEL WOLOSHIN

/s/ Michael Woloshin_____
Name: Michael Woloshin

JOSEPH ABRAMS

/s/ Joseph Abrams_____
Name: Joseph Abrams

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP NO. 97717U103	Schedule 13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the stock of the issuer, and that this Joint Filing Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date set forth below.

Dated: April 16, 2015

Cicero Consulting Group, LLC

/s/ Michael Woloshin
Name: Michael Woloshin
Title: Managing Member

/s/ Joseph Abrams
Name: Joseph Abrams
Title: Managing Member

MICHAEL WOLOSHIN

/s/ Michael Woloshin
Name: Michael Woloshin

JOSEPH ABRAMS

/s/Joseph Abrams
Name: Joseph Abrams